Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

December 16, 2022

Via EDGAR

Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Commodity Index Funds Trust

United States Copper Index Fund

Registration Statement on Form S-3

Filed November 8, 2022

File No. 333-268247

Dear Mr. Envall:

On behalf of United States Commodity Index Funds Trust (the “Trust”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated December 1, 2022, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comments are set forth below in italics, followed by the Trust’s responses.

Registration Statement on Form S-3 Filed November 8, 2022

Prospectus Summary, page 1

1.	Please prominently discuss the impact of current geopolitical events on the market for copper and on CPER. Your discussion should address volatility in prices and trading volume for copper, copper futures, and in your shares. Please place this discussion in context by quantifying, to the extent information is available, the relative contribution of Russia and Ukraine in the global markets for copper, prices of copper, the price of your shares, the price of any futures contracts for copper, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of copper, copper futures and your shares as of the most recent practicable date.

Similarly, please revise your risk factors in the section titled “Investment Risk” to describe specific risks of current geopolitical events for the copper markets and for CPER and its investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Response: The Trust respectfully advises the Staff that the markets for commodities are influenced by a number of factors, including seasonal supply and demand, inflation, the health of the global economy and geopolitical events. The Trust advises the Staff that the war between Russia and the Ukraine has not had a material impact on the market for copper. Notwithstanding this, the Trust has included disclosure responsive to this request in the Registration Statement and, more prominently, in the periodic reports that are incorporated by reference into the Registration Statement. Specifically, the prospectus includes risk disclosure related to Russia’s invasion of Ukraine and the impact it has had and may continue to have on global commodity markets. However, as noted above, the war has not significantly impacted the market for copper or resulted in additional volatility in CPER’s shares. In this vein, the Trust included relevant disclosure, including the following, in its most recent quarterly report on Form 10-Q:

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

December 16, 2022 Page 2

Copper Markets – Copper Futures Price Movements:

The war in Ukraine has affected many commodities in which Russia, Ukraine, and Belarus are major producers and exports, such as certain metals, grains, and energy products. However, copper is not one of the metals that depends heavily on supply from the region. As a result, copper prices rose only modestly from the outbreak of the war to the end of the first quarter of 2022 in comparison to other metals, such as Nickel. Copper supply is more affected by events, such as protests and labor strikes, that impact mining in south American nations, including Chile and Peru. Meanwhile, copper demand typical depends on the state of the global economy, particularly China, which drives industrial, commercial, and manufacturing use.

The Trust reviews and updates, as needed, disclosure in its periodic reports in order to take into account, for example, geopolitical events. To the extent that Russia’s invasion of Ukraine begins to impact the copper markets, the Trust will consider the most appropriate way to revise its disclosure, whether it be in its periodic reports or as a supplement to the prospectus. The Trust, however, believes that its existing disclosures are materially accurate and address the items noted in the Staff’s comment.

Exhibits

2.	The fee table indicates that you intend to rely on Securities Act Rule 415(a)(6) to include unsold securities from prior registration statements, file numbers 333-170844 and 333-254047, declared effective on September 6, 2011 and April 30, 2021, respectively. However, it appears that you filed this registration statement more than three years after the initial effective date of one such prior registration statement. To the extent that you intend to rely on Rule 415(a)(6) to include unsold securities from an earlier registration statement that went effective within three years of the filing date of this registration statement, please revise to identify the form type, file number, and initial effective date of the earlier registration statement from which the securities are to be carried forward. Also please quantify the amount of unsold securities being carried forward. Please refer to Instructions to the Calculation of Filing Fee Tables and Related Disclosure on Form S-3 for guidance.

Response: The Trust advises the Staff that, since the Registration Statement registers an unlimited number of shares as permitted by Rule 415(a)(xiii), there is no need to carry forward unsold securities registered in prior registration statements. However, the Trust has revised the filing fee exhibit to identify the source of the fee offset claims that it intends to utilize as additional securities are issued in the future. The revised filing fee exhibit that we intend to file as part of a pre-effective amendment to the Registration Statement is attached to this response letter for your convenience.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Raymond A. Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	James M. Cain, Esq.
Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.

December 16, 2022 Page 3

Filing Fee Exhibit

Calculation of Filing Fee Table

S-3

(Form Type)

United States Commodity Index Funds Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Exchange-Traded Security	United States Copper Index Fund	Rule 457(u)	Indeterminate Amount of Securities	(1)	(1)	(1)	(1)
Carry Forward Securities
	Total Offering Amounts							(1)
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							(1)

(1)	The registration statement covers an indeterminate amount of securities to be offered or sold and the filing fee will be calculated and paid in accordance with Rule 456(d) and Rule 457(u).

December 16, 2022 Page 4

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Security Type Associated with Fee Offset Claimed	Security Title Associated with Fee Offset Claimed	Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rule 457(p)
Fee Offset Claims	United States Commodity Index Funds Trust	S-3	333-254047	March 9, 2021		$183,222	Exchange-Traded Vehicle Securities	United States Copper Index Fund	19,200,000	$499,200,000
Fee Offset Sources	United States Commodity Index Funds Trust	S-3	333-254047	March 9, 2021			Exchange-Traded Vehicle Securities	United States Copper Index Fund	19,200,000	$499,200,000	$183,222